FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of June 20, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  |X|        Form 40-F  |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |    |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |    |

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |    |        No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated June 19, 2007 regarding Pixelplus’ Announcement of Receipt of Bid Price Notification Letter from Nasdaq

Exhibit 99.1

Pixelplus Announces Receipt of Bid Price Notification Letter from Nasdaq

Press Release

SEOUL, South Korea, June 19, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced that the Company received a bid price notification letter from Nasdaq stating that the Company is failing to comply with the minimum bid price requirement for continued listing on Nasdaq. Specifically, Nasdaq’s bid price notification letter, which the Company received on June 19, 2007, states that for the last 30 consecutive business days, the bid price of the Company’s American Depository Shares have closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5). In accordance with Marketplace Rule 4450(e)(2), the Company will be provided 180 calendar days, or until December 17, 2007, to regain compliance.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

6th Floor, Gyeonggi R&DB Center

906-5 Iui-dong, Yeongtong-gu, Suwon-si

Gyeonggi-do 443-766, Republic of Korea

+82-31-888-5300

OR

Taylor Rafferty:

London – Stewart Taylor at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul – Jisook Shim at +82 (0) 2 2000 5753

Tokyo – James Hawrylak at +81 (0) 3 5444 2730

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Hoang Taig Choi
Name:	Hoang Taig Choi
Title:	Chief Financial Officer

June 20, 2007